SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                      to

Commission file number 0-08076

A. Full title of the plan and the address of the plan, if

different from that of the issuer named below:

FIFTH THIRD BANCORP FROZEN SUCCESSOR PLAN

38 Fountain Square Plaza, Cincinnati, Ohio 45263

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIFTH THIRD BANCORP

38 Fountain Square Plaza, Cincinnati, Ohio 45263

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements and exhibits are filed as part of this annual report:

Exhibit 23	Independent Auditors’ Consent.
Exhibit 32	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 by Vice President, Director of Employee Services.
Exhibit 99	Financial Statements for the year ended December 31, 2002 and Supplemental Schedule as of December 31, 2002 for Fifth Third Bancorp Frozen Successor Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Fifth Third Bank Pension and Profit Sharing Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIFTH THIRD BANCORP FROZEN SUCCESSOR PLAN

By:	/s/ PAUL L. REYNOLDS
Paul L. Reynolds Member, Pension and Profit Sharing Committee

Date: September 19, 2003